

June 21, 2007


07024847

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

PROCESSED

JUL 1 0 2007

THOMSON
FINANCIAL

7/3

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,281,796	$ 4,058,950,288.28	Before Exercise 19,568,044
Preference Shares*	-	-	Add Exercise	3,000	53,100.00	Less Exercise (3,000)
Preference Shares #	-	-	After Exercise	1,516,284,796	4,059,003,388.28	After Exercise 19,565,044

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 21-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$17.70	$53,100.00	
3,000	Total value of shares exercised =	$53,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes   ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors [ ]   ✓

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's [ ]   ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

| Browse... |

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   17.70

unpaid :   0

Date of Allotment: 21/06/2007

| Save | | Delete | | Reset | | Back |

LOCAL COMPANY TRANSACTIONS



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516284796**	**66595810**	**0**
Amount of Issued Share Capital :	**4059003388.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059003388.28**	**66595810**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



```
PAYMENTS
```

| HOME | LOGOUT |

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002352939A

Transaction No.	Company Registration No.	Company Name
C070290577	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

RECEIPT

Receipt No	: ACR000002352939A	Date/Time : 21/06/2007 16:29
Transaction No	: C070290577	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 19,200 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,516,284,796	$ 4,059,003,388.28	Before Exercise	19,565,044
			Add Exercise 19,200	282,816.00	Less Exercise	(19,200)
			After Exercise 1,516,303,996	4,059,286,204.28	After Exercise	19,545,844
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 21-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
19,200	$14.73	$282,816.00	
19,200	Total value of shares exercised =	$282,816.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

_____

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   19200

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

          paid : 14.73

      unpaid : 0

Date of Allotment: 21/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516303996	66595810	0
Amount of Issued Share Capital :	4059286204.28	66595810	0
Amount of Paid-up Share Capital :	4059286204.28	66595810	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002353007A

Transaction No.	Company Registration No.	Company Name
C070290651	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002353007A

Date/Time : 21/06/2007 16:40

Transaction No   : C070290651

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



June 20, 2007



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set1 of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,261,796	$ 4,058,596,288.28	Before Exercise	19,588,044
Preference Shares*	-	-	Add Exercise	20,000	354,000.00	Less Exercise	(20,000)
Preference Shares #	-	-	After Exercise	1,516,281,796	4,058,950,288.28	After Exercise	19,568,044

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Magdalene Tan   Authorised Signature   :

Designation   :   Senior Legal Advisor   Date   :   20-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000 ✓	$17.70 ✓	$354,000.00 ✓	
20,000	Total value of shares exercised =	$354,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

(LOCAL COMPANY TRANSACTIONS)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   20000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

                    paid : 17.70

                  unpaid : 0

Date of Allotment: 20/06/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516281796	66595810	0
Amount of Issued Share Capital :	4058950288.28	66595810	0
Amount of Paid-up Share Capital :	4058950288.28	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002350268A

Transaction No.	Company Registration No.	Company Name
C070287634	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002350268A	Date/Time : 20/06/2007 15:55
Transaction No	: C070287634	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,375.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



June 19, 2007



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	$	1,516,246,426	4,058,404,120.18	Before Exercise	19,603,414
Preference Shares*	-	-	Add Exercise		1,000	14,730.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise		1,516,247,426	4,058,418,850.18	After Exercise	19,602,414

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 19-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐S14024212 / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 19/06/2007

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516247426**	**66595810**	**0**
Amount of Issued Share Capital :	**4058418850.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058418850.18**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 19/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002347455A

Transaction No.	**Company Registration No.**	**Company Name**
C070284573	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No   : ACR000000347455A

Date/Time : 19/06/2007 14:59

Transaction No   : C070284573

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,516,247,426	$ 4,058,418,850.18	Before Exercise	19,602,414
Preference Shares*	-	-	Add Exercise		8,000	83,200.00	Less Exercise	(8,000)
Preference Shares #	-	-	After Exercise		1,516,255,426	4,058,502,050.18	After Exercise	19,594,414

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 19-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$10.40	$83,200.00	
8,000	Total value of shares exercised =	$83,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ╱
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ╱

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ╱

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐S14624212 / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or ☾
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 19/06/2007

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideration other than cash</u>	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516255426**	**66595810**	**0**
Amount of Issued Share Capital :	**4058502050.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058502050.18**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002347474A

Transaction No.	**Company Registration No.**	**Company Name**
C070284594	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002347474A	Date/Time : 19/06/2007 15:02
Transaction No	: C070284594	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,170 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise		1,516,255,426	$ 4,058,502,050.18	Before Exercise 19,594,414
Preference Shares*	-	-	Add Exercise		5,170	76,154.10	Less Exercise (5,170)
Preference Shares #	-	-	After Exercise		1,516,260,596	4,058,578,204.28	After Exercise 19,589,244

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Magdalene Tan   Authorised Signature   :

Designation   :   Senior Legal Advisor   Date   :   19-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,170	$14.73	$76,154.10	
5,170	Total value of shares exercised =	$76,154.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
⊙ Yes   /
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors   /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's   /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or ⟨
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset



┌ LOCAL COMPANY TRANSACTIONS ┐

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5170

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 19/06/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516260596	66595810	0
Amount of Issued Share Capital :	4058578204.28	66595810	0
Amount of Paid-up Share Capital :	4058578204.28	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002347500A

Transaction No.	**Company Registration No.**	**Company Name**
C070284621	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002347500A

Date/Time : 19/06/2007 15:07

Transaction No : C070284621

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,200 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,260,596	$ 4,058,578,204.28	Before Exercise	19,589,244
Preference Shares*	-	-	Add Exercise	1,200	18,084.00	Less Exercise	(1,200)
Preference Shares #	-	-	After Exercise	1,516,261,796	4,058,596,288.28	After Exercise	19,588,044

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 19-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,200	$15.07	$18,084.00	
1,200	Total value of shares exercised =	$18,084.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :　　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :　　1200

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 19/06/2007

Save | Delete | Reset | Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516261796**	**66595810**	**0**
Amount of Issued Share Capital :	**4058596288.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058596288.28**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002347520A

Transaction No.	Company Registration No.	Company Name
C070284642	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR0000002347520A	Date/Time : 19/06/2007 15:10
Transaction No	: C070284642	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



June 18, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co. Reg. No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,236,126	4,058,259,451.18[1]	Before Exercise	19,613,714
Preference Shares*	-	-	Add Exercise	2,000	35,400.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,516,238,126	4,058,294,851.18	After Exercise	19,611,714

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Magdalene Tan

Designation : Senior Legal Advisor

Date : 18-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares
[1] The Increased in Total Paid-up share capital to 4,058,259,451.18 is due to the filing of Notification of Share Capital under Section 62B (7) filed on 18 June 2007.

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes   ╱
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ⌄   ╱

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ⌄

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14824212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S26229831 / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating
the resolution or the written
resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 18/06/2007

Save   Delete   Reset   Back





| | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516238126**	**66595810**	**0**
Amount of Issued Share Capital :	**4058294851.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058294851.18**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002345977A

Transaction No.	**Company Registration No.**	**Company Name**
C070282854	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR0000002345977A		Date/Time : 18/06/2007 18:36

Transaction No : C070282854

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,238,126	4,058,294,851.18	Before Exercise 19,611,714
Preference Shares*	-	-	Add Exercise	3,000	31,200.00	Less Exercise (3,000)
Preference Shares #	-	-	After Exercise	1,516,241,126	4,058,326,051.18	After Exercise 19,608,714

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Magdalene Tan   Authorised Signature   :

Designation :   Senior Legal Advisor   Date   :   18-Jun-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$10.40	$31,200.00	
3,000	Total value of shares exercised =	$31,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes   /
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**   /

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

| Browse... |

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

□ S2549567E / WONG NGIT LIONG
□ S2622983I / JEANNIE HUI
□ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating
the resolution or the written
resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 3000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 18/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516241126**	**66595810**	**0**
Amount of Issued Share Capital :	**4058326051.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058326051.18**	**66595810**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                                         ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   18/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002345997A

Transaction No.	**Company Registration No.**	**Company Name**
C070282882	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000000002345997A	Date/Time : 18/06/2007 18:45

Transaction No : C070282882

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,300 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,241,126	4,058,326,051.18	Before Exercise 19,608,714
Preference Shares*	-	-	Add Exercise	5,300	78,069.00	Less Exercise (5,300)
Preference Shares #	-	-	After Exercise	1,516,246,426	4,058,404,120.18	After Exercise 19,603,414

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Authorised Signature :

Designation : Senior Legal Advisor

Date : 18-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,300	$14.73	$78,069.00	
5,300	Total value of shares exercised =	$78,069.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ¦ · ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ¦ ·

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or ≪
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5300

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 18/06/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideration other than cash</u> | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516246426**	**66595810**	**0**
Amount of Issued Share Capital :	**4058404120.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4058404120.18**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 18/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002346000A

Transaction No.	**Company Registration No.**	**Company Name**
C070282887	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No   : ACR000000002346000A

Transaction
No   : C070282887

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**





June 15, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,375 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,217,311	1,753,100,147.44	Before Exercise	19,632,529
Preference Shares*	-	-	Add Exercise	3,375	51,637.50	Less Exercise	(3,375)
Preference Shares #	-	-	After Exercise	1,516,220,686	1,753,151,784.94	After Exercise	19,629,154

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 15-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,375	$15.30	$51,637.50	
3,375	Total value of shares exercised =	$51,637.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	Share Capital/Allotees' Particulars	Shareholders list after the allotment	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3375

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 15/06/2007

[Save] [Delete] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,220,686	66595810	0
Amount of Issued Share Capital :	1,753,151,784.94	66595810	0
Amount of Paid-up Share Capital :	1,753,151,784.94	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002343189A

Transaction No.	**Company Registration No.**	**Company Name**
C070279557	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002343189A
Transaction No	: C070279557
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/06/2007 18:22

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,516,220,686	1,753,151,784.94	Before Exercise	19,629,154
Preference Shares*	-	-	Add Exercise		9,000	159,300.00	Less Exercise	(9,000)
Preference Shares #	-	-	After Exercise		1,516,229,686	1,753,311,084.94	After Exercise	19,620,154

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 15-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,000 ╱	$17.70 ╱	$159,300.00 ╱	
9,000	Total value of shares exercised =	$159,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating
the resolution or the written
resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

(LOCAL COMPANY TRANSACTIONS)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   9000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 15/06/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516229686**	**66595810**	**0**
Amount of Issued Share Capital :	**1753311084.94**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1753311084.94**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/06/2007

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002343269A

Transaction No.	**Company Registration No.**	**Company Name**
C070279628	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

RECEIPT

Receipt No   : ACR000002343269A

| Print |

Transaction No   : C070279628

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,229,686	1,753,311,084.94	Before Exercise	19,620,154
Preference Shares*	-	-	Add Exercise	5,000	52,000.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,234,686	1,753,363,084.94	After Exercise	19,615,154

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature : ....

Designation : Senior Legal Advisor   Date :   15-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$10.40	$52,000.00	
5,000	Total value of shares exercised =	$52,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
◯ No

Resolution Made

* You are only required to fill In this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or   《
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 15/06/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516234686	66595810	0
Amount of Issued Share Capital :	1753363084.94	66595810	0
Amount of Paid-up Share Capital :	1753363084.94	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002343283A

Transaction No.	**Company Registration No.**	**Company Name**
C070279636	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002343283A	Date/Time : 15/06/2007 18:57
Transaction No	: C070279636	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,320 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,234,686	1,753,363,084.94	Before Exercise	19,615,154
Preference Shares*	-	-	Add Exercise	1,320	19,443.60	Less Exercise	(1,320)
Preference Shares #	-	-	After Exercise	1,516,236,006	1,753,382,528.54	After Exercise	19,613,834

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdatene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 15-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,320	$14.73	$19,443.60	
1,320	Total value of shares exercised =	$19,443.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1320

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Date of Allotment: 15/06/2007

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516236006	66595810	0
Amount of Issued Share Capital :	1753382528.54	66595810	0
Amount of Paid-up Share Capital :	1753382528.54	66595810	0



PAYMENTS

HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002343291A

Transaction No.	**Company Registration No.**	**Company Name**
C070279640	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No : ACR000002343291A

Transaction No : C070279640

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 120 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,236,006	1,753,382,528.54	Before Exercise	19,613,834
Preference Shares*	-	-	Add Exercise	120	1,808.40	Less Exercise	(120)
Preference Shares #	-	-	After Exercise	1,516,236,126	1,753,384,336.94	After Exercise	19,613,714

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Magdalene Tan

Date : 15-Jun-2007

Designation : Senior Legal Advisor

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or ⟨
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   120

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 15/06/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   SINGAPORE DOLLAR (099)

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516236126	66595810	0
Amount of Issued Share Capital :	1753384336.94	66595810	0
Amount of Paid-up Share Capital :	1753384336.94	66595810	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002343298A

Transaction No.	**Company Registration No.**	**Company Name**
C070279644	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002343298A

Transaction No : C070279644

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 15/06/2007 19:03

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



June 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,516,216,311	1,753,082,447.44	Before Exercise	19,633,529
			Add Exercise 1,000	17,700.00	Less Exercise	(1,000)
			After Exercise 1,516,217,311	1,753,100,147.44	After Exercise	19,632,529
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Authorised Signature :

Designation : Senior Legal Advisor

Date : 14-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$17.70	$17,700.00	
1,000	Total value of shares exercised =	$17,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp wlth the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   17.70

unpaid :   0

Date of Allotment: 14/06/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516217311**	**66595810**	**0**
Amount of Issued Share Capital :	**1753100147.44**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1753100147.44**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002339664A

Transaction No.	**Company Registration No.**	**Company Name**
C070275484	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No : ACR0000002339664A

Date/Time : 14/06/2007 14:21

Transaction No : C070275484

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



June 13, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,516,189,391	1,752,675,239.84	Before Exercise	19,660,449
Preference Shares*	-	-	Add Exercise 2,000	41,740.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise 1,516,191,391	1,752,716,979.84	After Exercise	19,658,449

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 13-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$20.87	$41,740.00	
2,000	Total value of shares exercised =	$41,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

□ S14624212 / PETER ONG BOON KWEE
□ S2549567E / WONG NGIT LIONG
□ S2622983I / JEANNIE HUI
□ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 13/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideration other than cash</u>	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1516191391**   **66595810**   **0**

Amount of Issued Share Capital : **1752716979.84 66595810**   **0**

Amount of Paid-up Share Capital : **1752716979.84 66595810**   **0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002337904A

Transaction No.	Company Registration No.	Company Name
C070273522	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002337904A	Date/Time : 13/06/2007 16:42
Transaction No	: C070273522	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,191,391	1,752,716,979.84	Before Exercise	19,658,449
Preference Shares*	-	-	Add Exercise	5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,196,391	1,752,805,479.84	After Exercise	19,653,449

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 13-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ╱
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating
the resolution or the written
resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 13/06/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516196391	66595810	0
Amount of Issued Share Capital :	1752805479.84	66595810	0
Amount of Paid-up Share Capital :	1752805479.84	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⦿ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 13/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002337936A

Transaction No.	**Company Registration No.**	**Company Name**
C070273557	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002337936A

Date/Time : 13/06/2007 16:47

Transaction No   : C070273557

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   6/13/2007

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,516,196,391	1,752,805,479.84	Before Exercise	19,653,449
			Add Exercise 3,000	44,190.00	Less Exercise	(3,000)
			After Exercise 1,516,199,391	1,752,849,669.84	After Exercise	19,650,449
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 13-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select flle for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

                    paid : 14.73

                    unpaid : 0

     Date of Allotment: 13/06/2007

| Save | Delete | Reset | Back |



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516199391**	**66595810**	**0**
Amount of Issued Share Capital :	**1752849669.84**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1752849669.84**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002338019A

Transaction No.	**Company Registration No.**	**Company Name**
C070273647	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002338019A	Date/Time : 13/06/2007 17:04
Transaction No	: C070273647	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,800 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,199,391	1,752,849,669.84	Before Exercise	19,650,449
Preference Shares*	-	-	Add Exercise	3,800	39,520.00	Less Exercise	(3,800)
Preference Shares #	-	-	After Exercise	1,516,203,191	1,752,889,189.84	After Exercise	19,646,649

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 13-Jun-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,800	$10.40	$39,520.00	
3,800	Total value of shares exercised =	$39,520.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐S14624212 / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3800

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Date of Allotment: 13/06/2007

| Save | | Delete | | Reset | | Back |



| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516203191	66595810	0
Amount of Issued Share Capital :	1752889189.84	66595810	0
Amount of Paid-up Share Capital :	1752889189.84	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                          ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   13/06/2007

| Submit | Cancel |

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002338071A

Transaction No.	**Company Registration No.**	**Company Name**
C070273701	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR0000002338071A	Date/Time : 13/06/2007 17:13
Transaction No	: C070273701	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,120 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,203,191	1,752,889,189.84	Before Exercise	19,646,649
Preference Shares*	-	-	Add Exercise	13,120	193,257.60	Less Exercise	(13,120)
Preference Shares #	-	-	After Exercise	1,516,216,311	1,753,082,447.44	After Exercise	19,633,529

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Magdalene Tan

Designation : Senior Legal Advisor

Date : 13-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,120	$14.73	$193,257.60	
13,120	Total value of shares exercised =	$193,257.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes   ╱
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors : :¹   ╱

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ¦ ¦   ╱

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14024212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   13120

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

              paid : 14.73

              unpaid : 0

Date of Allotment: 13/06/2007

Save   Delete   Reset   Back



BIZFILE

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516216311**	**66595810**	**0**
Amount of Issued Share Capital :	**1753082447.44**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1753082447.44**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002338103A

Transaction No.	**Company Registration No.**	**Company Name**
C070273732	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002338103A	Date/Time : 13/06/2007 17:18
Transaction No	: C070273732	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

June 12, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,139,651	1,751,928,058.04	Before Exercise	19,710,189
Preference Shares*	-	-	Add Exercise	4,000	70,800.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,516,143,651	1,751,998,858.04	After Exercise	19,706,189

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan   Authorised Signature :

Designation : Senior Legal Advisor   Date : 12-Jun-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$17.70	$70,800.00	
4,000	Total value of shares exercised =	$70,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 12/06/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516143651	66595810	0
Amount of Issued Share Capital :	1751998858.04	66595810	0
Amount of Paid-up Share Capital :	1751998858.04	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002334725A

Transaction No.	**Company Registration No.**	**Company Name**
C070269896	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

RECEIPT

Receipt No	: ACR000002334725A	
Transaction No	: C070269896	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Date/Time : 12/06/2007 14:14

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 38,000 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,143,651	1,751,998,858.04	Before Exercise	19,706,189
Preference Shares*	-	-	Add Exercise	38,000	559,740.00	Less Exercise	(38,000)
Preference Shares #	-	-	After Exercise	1,516,181,651	1,752,558,598.04	After Exercise	19,668,189

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 12-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
38,000	$14.73	$559,740.00	
38,000	Total value of shares exercised =	$559,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   38000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 12/06/2007

Save | Delete | Reset | Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,181,651	66595810	0
Amount of Issued Share Capital :	1,752,558,598.04	66595810	0
Amount of Paid-up Share Capital :	1,752,558,598.04	66595810	0

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   12/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002334748A

Transaction No.	**Company Registration No.**	**Company Name**
C070269917	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No   : ACR000000334748A

Transaction No   : C070269917

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,740 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,181,651	1,752,558,598.04	Before Exercise	19,668,189
Preference Shares*	-	-	Add Exercise	7,740	116,641.80	Less Exercise	(7,740)
Preference Shares #	-	-	After Exercise	1,516,189,391	1,752,675,239.84	After Exercise	19,660,449

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 12-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,740	$15.07	$116,641.80	
7,740	Total value of shares exercised =	$116,641.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7740

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   15.07

unpaid : 0

Date of Allotment: 12/06/2007

Save | Delete | Reset | Back


Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516189391	66595810	0
Amount of Issued Share Capital :	1752675239.84	66595810	0
Amount of Paid-up Share Capital :	1752675239.84	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002334764A

Transaction No.	**Company Registration No.**	**Company Name**
C070269935	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002334764A

Date/Time : 12/06/2007 14:20

Transaction No : C070269935

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



June 11, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,128,651	1,751,733,358.04	Before Exercise	19,721,189
Preference Shares*	-	-	Add Exercise	11,000	194,700.00	Less Exercise	(11,000)
Preference Shares #	-	-	After Exercise	1,516,139,651	1,751,928,058.04	After Exercise	19,710,189

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Designation : Senior Legal Advisor

Authorised Signature :

Date : 11-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$17.70	$194,700.00	
11,000	Total value of shares exercised =	$194,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11,000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 11/06/2007

Save   Delete   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :.   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1516139651	66595810	0
Amount of Issued Share Capital :	1751928058.04	66595810	0
Amount of Paid-up Share Capital :	1751928058.04	66595810	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002332850A

Transaction No.	**Company Registration No.**	**Company Name**
C070267681	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002332850A   Date/Time : 11/06/2007 15:57

Transaction : C070267681
No

[Print]

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 605.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



June 8, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,071,588	1,750,894,132.94	Before Exercise	19,778,252
Preference Shares*	-	-	Add Exercise	5,000	76,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,076,588	1,750,970,632.94	After Exercise	19,773,252

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   8-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   15.30

unpaid : 0

Date of Allotment: 08/06/2007

Save   Delete   Reset   Back



| LOCAL COMPANY TRANSACTIONS |

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516076588	66595810	0
Amount of Issued Share Capital :	1750970632.94	66595810	0
Amount of Paid-up Share Capital :	1750970632.94	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002330718A

Transaction No.	**Company Registration No.**	**Company Name**
C070265029	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002330718A   Date/Time : 08/06/2007 17:33

Transaction No   : C070265029   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 680.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,063 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,076,588	1,750,970,632.94	Before Exercise	19,773,252
Preference Shares*	-	-	Add Exercise	21,063	372,815.10	Less Exercise	(21,063)
Preference Shares #	-	-	After Exercise	1,516,097,651	1,751,343,448.04	After Exercise	19,752,189

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 8-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,063	$17.70	$372,815.10	
21,063	Total value of shares exercised =	$372,815.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   21063

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 08/06/2007

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516097651	66595810	0
Amount of Issued Share Capital :	1751343448.04	66595810	0
Amount of Paid-up Share Capital :	1751343448.04	66595810	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002330771A

Transaction No.	**Company Registration No.**	**Company Name**
C070265077	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002330771A

Date/Time : 08/06/2007 17:41

Transaction No : C070265077

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 670.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,097,651	1,751,343,448.04	Before Exercise	19,752,189
Preference Shares*	-	-	Add Exercise	6,000	73,620.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,516,103,651	1,751,417,068.04	After Exercise	19,746,189

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 8-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$12.27	$73,620.00	
6,000	Total value of shares exercised =	$73,620.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

        paid : 12.27

     unpaid : 0

Date of Allotment: 08/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516103651	66595810	0
Amount of Issued Share Capital :	1751417068.04	66595810	0
Amount of Paid-up Share Capital :	1751417068.04	66595810	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002330791A

Transaction No.	Company Registration No.	Company Name
C070265091	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002330791A

Transaction No : C070265091

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/06/2007 17:45

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 660.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,103,651	1,751,417,068.04	Before Exercise	19,746,189
Preference Shares*	-	-	Add Exercise	13,000	191,490.00	Less Exercise	(13,000)
Preference Shares #	-	-	After Exercise	1,516,116,651	1,751,608,558.04	After Exercise	19,733,189

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   8-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,000	$14.73	$191,490.00	
13,000	Total value of shares exercised =	$191,490.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable In cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   13000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/06/2007

Save   Delete   Reset   Back





Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516116651**	**66595810**	**0**
Amount of Issued Share Capital :	**1751608558.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1751608558.04**	**66595810**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002330806A

Transaction No.	Company Registration No.	Company Name
C070265104	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002330806A

Transaction No : C070265104

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 08/06/2007 17:47

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 650.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,516,116,651	1,751,608,558.04	Before Exercise	19,733,189
Preference Shares*	-	-	Add Exercise 12,000	124,800.00	Less Exercise	(12,000)
Preference Shares #	-	-	After Exercise 1,516,128,651	1,751,733,358.04	After Exercise	19,721,189

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 8-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$10.40	$124,800.00	
12,000	Total value of shares exercised =	$124,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Date of Allotment: 08/06/2007

Save   Delete   Reset   Back





Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516128651	66595810	0
Amount of Issued Share Capital :	1751733358.04	66595810	0
Amount of Paid-up Share Capital :	1751733358.04	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



| HOME | LOGOUT |



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002330821A

Transaction No.	**Company Registration No.**	**Company Name**
C070265118	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002330821A   Date/Time : 08/06/2007 17:51

Transaction
No   : C070265118   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 640.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT





June 7, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,055,108	1,750,684,131.34	Before Exercise	19,794,732
Preference Shares*	-	-	Add Exercise	2,000	30,600.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,516,057,108	1,750,714,731.34	After Exercise	19,792,732

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 7-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000 ∕

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 15.30 ∕

unpaid : 0 ∕

Date of Allotment: 07/06/2007 ∕

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516057108	66595810	0
Amount of Issued Share Capital :	1750714731.34	66595810	0
Amount of Paid-up Share Capital :	1750714731.34	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                            ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   07/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002327609A

Transaction No.	Company Registration No.	Company Name
C070261491	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002327609A   Date/Time : 07/06/2007 14:43

Transaction No   : C070261491   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 730.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,057,108	1,750,714,731.34	Before Exercise	19,792,732
Preference Shares*	-	-	Add Exercise	5,000	61,350.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,062,108	1,750,776,081.34	After Exercise	19,787,732

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.27	$61,350.00	
5,000	Total value of shares exercised =	$61,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　Ordinary　　　　　Preference　　　　Others

Number of shares :　5000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

　　　　　　paid :　12.27

　　　　　unpaid :　0

Date of Allotment:　07/06/2007

Save ｜ Delete ｜ Reset ｜ Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1516062108**   **66595810**   **0**

Amount of Issued Share Capital : **1750776081.34** **66595810**   **0**

Amount of Paid-up Share Capital : **1750776081.34** **66595810**   **0**

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002327623A

Transaction No.	Company Registration No.	Company Name
C070261508	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002327623A	Date/Time : 07/06/2007 14:45
Transaction No	: C070261508	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 720.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,062,108	1,750,776,081.34	Before Exercise	19,787,732
Preference Shares*	-	-	Add Exercise	5,000	52,000.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,067,108	1,750,828,081.34	After Exercise	19,782,732

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$10.40	$52,000.00	
5,000	Total value of shares exercised =	$52,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME   LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

□ 701913934 / JACKSON P. TAI

□ 800366556 / BUXTON ANDREW ROBERT FOWELL

□ D065844(9) / CHENG WAI CHEE, CHRISTOPHER

If a director/
secretary
signed the
above,
please select
accordingly :

□ S0016173Z / KOH BOON HWEE

□ S0040556F / GOH GEOK LING

□ S0114104Z / HENG LEE CHENG

□ S0234644C / KWA CHONG SENG

□ S0820599Z / ANG KONG HUA

□ S1462421Z / PETER ONG BOON KWEE

□ S2549567E / WONG NGIT LIONG

□ S2622983I / JEANNIE HUI

□ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000 ∕
                      ∕

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   10.40 ∕

unpaid : 0 ∕

Date of Allotment: 07/06/2007 ∕

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516067108	66595810	0
Amount of Issued Share Capital :	1750828081.34	66595810	0
Amount of Paid-up Share Capital :	1750828081.34	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR00000002327628A

Transaction No.	**Company Registration No.**	**Company Name**
C070261515	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002327628A   Date/Time : 07/06/2007 14:48

Transaction
No   : C070261515   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 710.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,300 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,067,108	1,750,828,081.34	Before Exercise	19,782,732
Preference Shares*	-	-	Add Exercise	4,300	63,339.00	Less Exercise	(4,300)
Preference Shares #	-	-	After Exercise	1,516,071,408	1,750,891,420.34	After Exercise	19,778,432

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,300	$14.73	$63,339.00	
4,300	Total value of shares exercised =	$63,339.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

Browse...

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4300

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

        paid :   14.73

    unpaid :   0

Date of Allotment: 07/06/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,071,408	66595810	0
Amount of Issued Share Capital :	1750891420.34	66595810	0
Amount of Paid-up Share Capital :	1750891420.34	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002327643A

Transaction No.	**Company Registration No.**	**Company Name**
C070261529	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002327643A   Date/Time : 07/06/2007 14:51

Transaction No   : C070261529

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 700.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 180 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,516,071,408	1,750,891,420.34	Before Exercise	19,778,432
Preference Shares*	-	-	Add Exercise		180	2,712.60	Less Exercise	(180)
Preference Shares #	-	-	After Exercise		1,516,071,588	1,750,894,132.94	After Exercise	19,778,252

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 7-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
180	$15.07	$2,712.60	
180	Total value of shares exercised =	$2,712.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

Browse...

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   180 /

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 15.07 /

unpaid : 0 /

Date of Allotment: 07/06/2007 /

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516071588	66595810	0
Amount of Issued Share Capital :	1750894132.94	66595810	0
Amount of Paid-up Share Capital :	1750894132.94	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                         ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   07/06/2007

| Submit | Cancel |

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002327654A

Transaction No.	Company Registration No.	Company Name
C070261541	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002327654A
Transaction No	: C070261541
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/06/2007 14:53

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 690.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



June 6, 2007


Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,014,348	1,750,008,650.14	Before Exercise	19,835,492
Preference Shares*	-	-	Add Exercise	25,000	442,500.00	Less Exercise	(25,000)
Preference Shares #	-	-	After Exercise	1,516,039,348	1,750,451,150.14	After Exercise	19,810,492

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 6-Jun-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,000	$17.70	$442,500.00	
25,000	Total value of shares exercised =	$442,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	Share Capital/Allotees' Particulars	Shareholders list after the allotment	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
If a director/	☐ S0016173Z / KOH BOON HWEE
secretary	☐ S0040556F / GOH GEOK LING
signed the	☐ S0114104Z / HENG LEE CHENG
above,	☐ S0234644C / KWA CHONG SENG
please select	☐ S0820599Z / ANG KONG HUA
accordingly :	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   25,000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 06/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516039348	66595810	0
Amount of Issued Share Capital :	1750451150.14	66595810	0
Amount of Paid-up Share Capital :	1750451150.14	66595810	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS		HOME	LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002325290A

Transaction No.	**Company Registration No.**	**Company Name**
C070258936	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002325290A   Date/Time : 06/06/2007 14:41

Transaction No : C070258936

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 770.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,516,039,348	1,750,451,150.14	Before Exercise	19,810,492
Preference Shares*	-	-	Add Exercise	5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,516,044,348	1,750,524,800.14	After Exercise	19,805,492

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Date : 6-Jun-2007

Name : Sherylene Wang

Designation : Vice President

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





	HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 06/06/2007

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,044,348**	**66595810**	**0**
Amount of Issued Share Capital :	**1750524800.14**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1750524800.14**	**66595810**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002325512A

Transaction No.	**Company Registration No.**	**Company Name**
C070259191	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002325512A

Transaction No   : C070259191

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 06/06/2007 15:26

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 760.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,300 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,044,348	1,750,524,800.14	Before Exercise	19,805,492
Preference Shares*	-	-	Add Exercise	8,300	122,259.00	Less Exercise	(8,300)
Preference Shares #	-	-	After Exercise	1,516,052,648	1,750,647,059.14	After Exercise	19,797,192

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : _____

Date : 6-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,300	$14.73	$122,259.00	
8,300	Total value of shares exercised =	$122,259.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8300 /
/

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73 /

unpaid : 0 /

Date of Allotment: 06/06/2007 /

Save   Delete   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516052648	66595810	0
Amount of Issued Share Capital :	1750647059.14	66595810	0
Amount of Paid-up Share Capital :	1750647059.14	66595810	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002325524A

Transaction No.	**Company Registration No.**	**Company Name**
C070259204	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002325524A   Date/Time : 06/06/2007 15:29

Transaction No   : C070259204

[Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 750.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,460 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,052,648	1,750,647,059.14	Before Exercise	19,797,192
Preference Shares*	-	-	Add Exercise	2,460	37,072.20	Less Exercise	(2,460)
Preference Shares #	-	-	After Exercise	1,516,055,108	1,750,684,131.34	After Exercise	19,794,732

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :   ....

Designation   :   Vice President   Date   :   6-Jun-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,460	$15.07	$37,072.20	
2,460	Total value of shares exercised =	$37,072.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2460

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   15.07

unpaid :   0

Date of Allotment: 06/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516055108	66595810	0
Amount of Issued Share Capital :	1750684131.34	66595810	0
Amount of Paid-up Share Capital :	1750684131.34	66595810	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



| **HOME** | **LOGOUT** |

```
┌─────────────────────────┐
│      PAYMENTS           │
└─────────────────────────┘
```

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002325536A

Transaction No.	**Company Registration No.**	**Company Name**
C070259217	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002325536A   Date/Time : 06/06/2007 15:31

Transaction No : C070259217

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 740.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |



RECEIVED

201 JUL -3 A 8: 49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,960,798	1,749,234,182.04	Before Exercise 19,889,042
Preference Shares*	-	-	Add Exercise	1,000	22,330.00	Less Exercise (1,000)
Preference Shares #	-	-	After Exercise	1,515,961,798	1,749,256,512.04	After Exercise 19,888,042

3. Outstanding Warrants/TSRs   : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   5-Jun-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$22.33	$22,330.00	
1,000	Total value of shares exercised =	$22,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes   ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors   ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's   ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1482421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 05/06/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515961798**	**66595810**	**0**
Amount of Issued Share Capital :	**1749256512.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1749256512.04**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002323158A

Transaction No.	**Company Registration No.**	**Company Name**
C070256358	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No   : ACR000002323158A

Transaction No   : C070256358

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 05/06/2007 14:48

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 820.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,600 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- *Pari Passu*

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,961,798	1,749,256,512.04	Before Exercise	19,888,042
Preference Shares*	-	-	Add Exercise	16,600	244,518.00	Less Exercise	(16,600)
Preference Shares #	-	-	After Exercise	1,515,978,398	1,749,501,030.04	After Exercise	19,871,442

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 5-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,600	$14.73	$244,518.00	
16,600	Total value of shares exercised =	$244,518.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐S14624212 / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   16600

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Date of Allotment: 05/06/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515978398**	**66595810**	**0**
Amount of Issued Share Capital :	**1749501030.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1749501030.04**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002323212A

Transaction No.	**Company Registration No.**	**Company Name**
C070256433	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002323212A	
Transaction No	: C070256433	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Date/Time : 05/06/2007 15:02

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 810.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,400 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,978,398	1,749,501,030.04	Before Exercise	19,871,442
Preference Shares*	-	-	Add Exercise	5,400	56,160.00	Less Exercise	(5,400)
Preference Shares #	-	-	After Exercise	1,515,983,798	1,749,557,190.04	After Exercise	19,866,042

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 5-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,400	$10.40	$56,160.00	
5,400	Total value of shares exercised =	$56,160.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5400

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 05/06/2007

| Save | Delete | Reset | Back |


Return of Allotment of Shares

Submit

Please fill In the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515983798	66595810	0
Amount of Issued Share Capital :	1749557190.04	66595810	0
Amount of Paid-up Share Capital :	1749557190.04	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002323226A

Transaction No.	**Company Registration No.**	**Company Name**
C070256453	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002323226A	Date/Time : 05/06/2007 15:05
Transaction No	: C070256453	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 800.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 26,260 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,983,798	1,749,557,190.04	Before Exercise	19,866,042
Preference Shares*	-	-	Add Exercise		26,260	386,809.80	Less Exercise	(26,260)
Preference Shares #	-	-	After Exercise		1,516,010,058	1,749,943,999.84	After Exercise	19,839,782

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 5-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
26,260	$14.73	$386,809.80	
26,260	Total value of shares exercised =	$386,809.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

[LOCAL COMPANY TRANSACTIONS]

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   26260

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 05/06/2007

[Save] [Delete] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes /
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors [·] /

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's [·]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

□ S14624212 / PETER ONG BOON KWEE
□ S2549567E / WONG NGIT LIONG
□ S2622983I / JEANNIE HUI
□ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516010058**	**66595810**	**0**
Amount of Issued Share Capital :	**1749943999.84**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1749943999.84**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002323235A

Transaction No.	Company Registration No.	Company Name
C070256466	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000000232335A	Date/Time : 05/06/2007 15:09
Transaction No	: C070256466	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 790.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,290 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,010,058	1,749,943,999.84	Before Exercise	19,839,782
Preference Shares*	-	-	Add Exercise	4,290.00	64,650.30	Less Exercise	(4,290)
Preference Shares #	-	-	After Exercise	1,516,014,348	1,750,008,650.14	After Exercise	19,835,492

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 5-Jun-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,290	$15.07	$64,650.30	
4,290	Total value of shares exercised =	$64,650.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes   /
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors [·]   /

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's [ ]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

**filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | Share payable in cash | <u>For a consideration other than cash</u> | Share Capital/Allotees' Particulars | Shareholders list after the allotment | <u>Summary of Capital</u> |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4290

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 05/06/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516014348	66595810	0
Amount of Issued Share Capital :	1750008650.14	66595810	0
Amount of Paid-up Share Capital :	1750008650.14	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002323263A

Transaction No.	**Company Registration No.**	**Company Name**
C070256500	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No   : ACR000002323263A

Transaction No   : C070256500

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 05/06/2007 15:15

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 780.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT



RECEIVED

2007 JUL -3 A 8:27

OFFICE OF INTERNAT... .L
CORPORATE F... ..

June 4, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,951,598	1,749,110,966.04	Before Exercise	19,898,242
Preference Shares*	-	-	Add Exercise	5,000	61,350.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,515,956,598	1,749,172,316.04	After Exercise	19,893,242

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 4-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.27	$61,350.00	
5,000	Total value of shares exercised =	$61,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Date of Allotment: 04/06/2007

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,515,956,598**	**66595810**	**0**
Amount of Issued Share Capital :	**1,749,172,316.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1,749,172,316.04**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                     ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   04/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002321144A

Transaction No.	**Company Registration No.**	**Company Name**
C070254315	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No   : ACR000002321144A

Transaction No   : C070254315

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 850.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,956,598	1,749,172,316.04	Before Exercise	19,893,242
Preference Shares*	-	-	Add Exercise	3,000	44,190.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,515,959,598	1,749,216,506.04	After Exercise	19,890,242

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 4-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ⠐⠂ ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ⠄ ✓

Description : *
(max 2000 characters)



Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Date of Allotment: 04/06/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,959,598	66595810	0
Amount of Issued Share Capital :	1,749,216,506.04	66595810	0
Amount of Paid-up Share Capital :	1,749,216,506.04	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002321156A

Transaction No.	**Company Registration No.**	**Company Name**
C070254329	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002321156A	Date/Time : 04/06/2007 16:28
Transaction No	: C070254329	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 840.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,200 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,959,598	1,749,216,506.04	Before Exercise	19,890,242
Preference Shares*	-	-	Add Exercise	1,200	17,676.00	Less Exercise	(1,200)
Preference Shares #	-	-	After Exercise	1,515,960,798	1,749,234,182.04	After Exercise	19,889,042

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 4-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,200	$14.73	$17,676.00	
1,200	Total value of shares exercised =	$17,676.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 1200

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 04/06/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515960798**	**66595810**	**0**
Amount of Issued Share Capital :	**1749234182.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1749234182.04**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

| HOME | LOGOUT |

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002321169A

Transaction No.	Company Registration No.	Company Name
C070254342	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No   : ACR0000002321169A

Transaction No   : C070254342

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 830.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



June 1, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,947,378	1,749,056,710.64	Before Exercise	19,902,462
Preference Shares*	-	-	Add Exercise	2,000	20,800.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,949,378	1,749,077,510.64	After Exercise	19,900,462

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

| Browse... |

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14024212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 01/06/2007

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,949,378	66595810	0
Amount of Issued Share Capital :	1,749,077,510.64	66595810	0
Amount of Paid-up Share Capital :	1,749,077,510.64	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                              ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   01/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

HOME LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002318809A

Transaction No.	**Company Registration No.**	**Company Name**
C070251471	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002318809A

Date/Time : 01/06/2007 16:41

Transaction No   : C070251471

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 870.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,940,378 ✓	1,748,928,180.64	Before Exercise	19,909,462
Preference Shares*	-	-	Add Exercise	1,000 ✓	22,330.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,515,941,378 ✓	1,748,950,510.64	After Exercise	19,908,462

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :   _____

Designation   :   Vice President   Date   :   1-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$22.33	$22,330.00	
1,000	Total value of shares exercised =	$22,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ╱
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ╱

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ╱

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best
of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital** |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 01/06/2007

Save | Delete | Reset | Back

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill In the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1,515,941,378	66595810	0
Amount of Issued Share Capital :	1,748,950,510.64	66595810	0
Amount of Paid-up Share Capital :	1,748,950,510.64	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002318772A

Transaction No.	**Company Registration No.**	**Company Name**
C070251426	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002318772A	Date/Time : 01/06/2007 16:33
Transaction No	: C070251426	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 890.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,941,378	1,748,950,510.64	Before Exercise	19,908,462
Preference Shares*	-	-	Add Exercise	6,000	106,200.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,515,947,378	1,749,056,710.64	After Exercise	19,902,462

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Jun-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$17.70	$106,200.00	
6,000	Total value of shares exercised =	$106,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

           paid : 17.70

      unpaid : 0

Date of Allotment: 01/06/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,947,378	66595810	0
Amount of Issued Share Capital :	1,749,056,710.64	66595810	0
Amount of Paid-up Share Capital :	1,749,056,710.64	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/06/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002318790A

Transaction No.	**Company Registration No.**	**Company Name**
C070251451	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002318790A
Transaction No	: C070251451
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 01/06/2007 16:37

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 880.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,938,378	1,748,886,440.64	Before Exercise	19,911,462
Preference Shares*	-	-	Add Exercise	2,000	41,740.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,940,378	1,748,928,180.64	After Exercise	19,909,462

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$20.87	$41,740.00	
2,000	Total value of shares exercised =	$41,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

BIZFILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

| Browse... |

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 01/06/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,940,378	66595810	0
Amount of Issued Share Capital :	1,748,928,180.64	66595810	0
Amount of Paid-up Share Capital :	1,748,928,180.64	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002318741A

Transaction No.	Company Registration No.	Company Name
C070251391	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002318741A
Transaction No	: C070251391
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 01/06/2007 16:27

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 900.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,220 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,515,949,378	1,749,077,510.64	Before Exercise	19,900,462
Preference Shares*	-	-	Add Exercise 2,220	33,455.40	Less Exercise	(2,220)
Preference Shares #	-	-	After Exercise 1,515,951,598	1,749,110,966.04	After Exercise	19,898,242

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,220	$15.07	$33,455.40	
2,220	Total value of shares exercised =	$33,455.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | Share payable in cash | <u>For a consideration other than cash</u> | Share Capital/Allotees' Particulars | Shareholders list after the allotment | <u>Summary of Capital</u> |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2220

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :   15.07

unpaid :   0

Date of Allotment: 01/06/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515951598**	**66595810**	**0**
Amount of Issued Share Capital :	**1749110966.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1749110966.04**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/06/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002318826A

Transaction No.	Company Registration No.	Company Name
C070251488	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002318826A	Date/Time : 01/06/2007 16:45
Transaction No	: C070251488	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 860.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



May 29, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co. Reg No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,825,898	1,747,138,076.04	Before Exercise	20,023,942
Preference Shares*	-	-	Add Exercise	9,000	187,830.00	Less Exercise	(9,000)
Preference Shares #	-	-	After Exercise	1,515,834,898	1,747,325,906.04	After Exercise	20,014,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 29-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,000	$20.87	$187,830.00	
9,000	Total value of shares exercised =	$187,830.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

· **Return of Allotment of Shares**   Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   9000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

                    paid : 20.87

                 unpaid : 0

Date of Allotment: 29/05/2007

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,834,898	86084215	0
Amount of Issued Share Capital :	1,747,325,906.04	86084215	0
Amount of Paid-up Share Capital :	1,747,325,906.04	86084215	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⦿ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313109A

Transaction No.	**Company Registration No.**	**Company Name**
C070244422	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002313109A

Date/Time : 29/05/2007 15:07

Transaction No   : C070244422

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,050.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2009 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,834,898	1,747,325,906.04	Before Exercise	20,014,942
Preference Shares*	-	-	Add Exercise	3,000	66,990.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,515,837,898	1,747,392,896.04	After Exercise	20,011,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$22.33	$66,990.00	
3,000	Total value of shares exercised =	$66,990.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :   ⟪   (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 29/05/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1,515,837,898   86084215   0**

Amount of Issued Share Capital : **1,747,392,896.04 86084215   0**

Amount of Paid-up Share Capital :   **1,747,392,896.04 86084215   0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&app=RCB-BIZFILE-PAYMN...   5/29/2007


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313139A

Transaction No.	**Company Registration No.**	**Company Name**
C070244456	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No   : ACR000002313139A

Transaction No   : C070244456

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,040.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,837,898	1,747,392,896.04	Before Exercise	20,011,942
Preference Shares*	-	-	Add Exercise	22,000	389,400.00	Less Exercise	(22,000)
Preference Shares #	-	-	After Exercise	1,515,859,898	1,747,782,296.04	After Exercise	19,989,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 29-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,000	$17.70	$389,400.00	
22,000	Total value of shares exercised =	$389,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Date of allotment is invalid.

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   22000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

        paid : 17.70

        unpaid : 0

Date of Allotment: 29/05/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,859,898	86084215	0
Amount of Issued Share Capital :	1,747,782,296.04	86084215	0
Amount of Paid-up Share Capital :	1,747,782,296.04	86084215	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                             ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313167A

Transaction No.	**Company Registration No.**	**Company Name**
C070244488	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No	: ACR000002313167A	
Transaction No	: C070244488	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Date/Time : 29/05/2007 15:20

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,030.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,100 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,859,898	1,747,782,296.04	Before Exercise	19,989,942
Preference Shares*	-	-	Add Exercise	14,100	207,693.00	Less Exercise	(14,100)
Preference Shares #	-	-	After Exercise	1,515,873,998	1,747,989,989.04	After Exercise	19,975,842

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   29-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,100	$14.73	$207,693.00	
14,100	Total value of shares exercised =	$207,693.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes   ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ⌐⌐ ✓

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ⌐⌐ ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

□ S2549567E / WONG NGIT LIONG
□ S2622983I / JEANNIE HUI
□ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the
best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14100

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 29/05/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515873998**	**86084215**	**0**
Amount of Issued Share Capital :	**1747989989.04**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1747989989.04**	**86084215**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313193A

Transaction No.	**Company Registration No.**	**Company Name**
C070244522	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002313193A

Date/Time : 29/05/2007 15:25

Transaction No   : C070244522

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,020.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,900 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,873,998	1,747,989,989.04	Before Exercise	19,975,842
Preference Shares*	-	-	Add Exercise		14,900	154,960.00	Less Exercise	(14,900)
Preference Shares #	-	-	After Exercise		1,515,888,898	1,748,144,949.04	After Exercise	19,960,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 29-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,900	$10.40	$154,960.00	
14,900	Total value of shares exercised =	$154,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the
best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　　Ordinary　　　　Preference　　　　Others

Number of shares :　　　14900

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 29/05/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,888,898	86084215	0
Amount of Issued Share Capital :	1,748,144,949.04	86084215	0
Amount of Paid-up Share Capital :	1,748,144,949.04	86084215	0

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR00000002313217A

Transaction No.	**Company Registration No.**	**Company Name**
C070244553	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002313217A

Transaction No : C070244553

Date/Time : 29/05/2007 15:30

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,010.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,800 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,888,898	1,748,144,949.04	Before Exercise	19,960,942
Preference Shares*	-	-	Add Exercise	14,800	218,004.00	Less Exercise	(14,800)
Preference Shares #	-	-	After Exercise	1,515,903,698	1,748,362,953.04	After Exercise	19,946,142

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-May-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,800	$14.73	$218,004.00	
14,800	Total value of shares exercised =	$218,004.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14800

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 29/05/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,903,698	86084215	0
Amount of Issued Share Capital :	1,748,362,953.04	86084215	0
Amount of Paid-up Share Capital :	1,748,362,953.04	86084215	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313241A

Transaction No.	**Company Registration No.**	**Company Name**
C070244583	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No   : ACR000002313241A

Transaction No   : C070244583

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 29/05/2007 15:35

| Print |

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,000.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 480 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,903,698	1,748,362,953.04	Before Exercise	19,946,142
Preference Shares*	-	-	Add Exercise	480	7,233.60	Less Exercise	(480)
Preference Shares #	-	-	After Exercise	1,515,904,178	1,748,370,186.64	After Exercise	19,945,662

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 29-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
480	$15.07	$7,233.60	
480	Total value of shares exercised =	$7,233.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

_____
* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

[Browse...]

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or   ⟨
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :　　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　　　Ordinary　　　　　Preference　　　　　Others

Number of shares :　　　　480

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid :　15.07

unpaid :　0

Date of Allotment:　29/05/2007

Save　Delete　Reset　Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515904178**	**86084215**	**0**
Amount of Issued Share Capital :	**1748370186.64**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1748370186.64**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002313264A

Transaction No.	Company Registration No.	Company Name
C070244607	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002313264A

Date/Time : 29/05/2007 15:38

Transaction No   : C070244607

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 990.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



May 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,777,698	1,746,454,036.04	Before Exercise	20,072,142
Preference Shares*	-	-	Add Exercise	2,000	41,740.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,779,698	1,746,495,776.04	After Exercise	20,070,142

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   28-May-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$20.87	$41,740.00	
2,000	Total value of shares exercised =	$41,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.


| Save | | Reset |






Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   **For a consideration other than cash**   Share Capital/Allotees' Particulars   Shareholders list after the allotment   **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

            paid : 20.87

        unpaid : 0

Date of Allotment: 28/05/2007

| Save | | Delete | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1515779698   86084215   0

Amount of Issued Share Capital : 1746495776.04   86084215   0

Amount of Paid-up Share Capital :   1746495776.04   86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002310983A

Transaction No.	Company Registration No.	Company Name
C070241936	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002310983A	Date/Time : 28/05/2007 16:15
Transaction No	: C070241936	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,779,698	1,746,495,776.04	Before Exercise	20,070,142
Preference Shares*	-	-	Add Exercise	2,000	35,400.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,781,698	1,746,531,176.04	After Exercise	20,068,142

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Authorised Signature : ....

   Name : Sherylene Wang

   Designation : Vice President

   Date : 28-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





| | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 28/05/2007

Save | Delete | Reset | Back





HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1,515,781,698   86084215   0

Amount of Issued Share Capital : 1746531,176.04   86084215   0

Amount of Paid-up Share Capital : 1746531,176.04   86084215   0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002311004A

Transaction No.	**Company Registration No.**	**Company Name**
C070241958	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002311004A

Date/Time : 28/05/2007 16:19

Transaction
No : C070241958

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,090.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 29,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,781,698	1,746,531,176.04	Before Exercise	20,068,142
Preference Shares*	-	-	Add Exercise	29,000	427,170.00	Less Exercise	(29,000)
Preference Shares #	-	-	After Exercise	1,515,810,698	1,746,958,346.04	After Exercise	20,039,142

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 28-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
29,000	$14.73	$427,170.00	
29,000	Total value of shares exercised =	$427,170.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

HOME   LOGOUT

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   29000 ╱

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

             paid : 14.73 ╱

          unpaid : 0 ╱

Date of Allotment: 28/05/2007 ╱

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1515810698   86084215   0

Amount of Issued Share Capital : 1746958346.04 86084215   0

Amount of Paid-up Share
Capital :   1746958346.04 86084215   0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002311015A

Transaction No.	**Company Registration No.**	**Company Name**
C070241970	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002311015A
Transaction No	: C070241970
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/05/2007 16:21

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,080.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,200 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,810,698	1,746,958,346.04	Before Exercise	20,039,142
Preference Shares*	-	-	Add Exercise	10,200	106,080.00	Less Exercise	(10,200)
Preference Shares #	-	-	After Exercise	1,515,820,898	1,747,064,426.04	After Exercise	20,028,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 28-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,200	$10.40	$106,080.00	
10,200	Total value of shares exercised =	$106,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10200

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Date of Allotment: 28/05/2007

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1515820898**	**86084215**	**0**
Amount of Issued Share Capital :	**1747064426.04**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1747064426.04**	**86084215**	**0**





HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002311022A

Transaction No.	Company Registration No.	Company Name
C070241980	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002311022A

Date/Time : 28/05/2007 16:24

Transaction No : C070241980

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,070.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,820,898	1,747,064,426.04	Before Exercise	20,028,942
Preference Shares*	-	-	Add Exercise		5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise		1,515,825,898	1,747,138,076.04	After Exercise	20,023,942

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ·

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ·

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Date of Allotment: 28/05/2007

Save   Delete ·   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515825898	86084215	0
Amount of Issued Share Capital :	1747138076.04	86084215	0
Amount of Paid-up Share Capital :	1747138076.04	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⊙ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 28/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002311037A

Transaction No.	**Company Registration No.**	**Company Name**
C070241993	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002311037A   Date/Time : 28/05/2007 16:26

Transaction No : C070241993

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,060.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |



May 25, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,375 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,515,668,723	1,744,743,958.54	Before Exercise	20,181,117
Preference Shares*	-	-	Add Exercise 32,375	495,337.50	Less Exercise	(32,375)
Preference Shares #	-	-	After Exercise 1,515,701,098	1,745,239,296.04	After Exercise	20,148,742

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 25-May-2007

Designation : Vice President

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,375	$15.30	$495,337.50	
32,375	Total value of shares exercised =	$495,337.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





	HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors·

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   5/25/2007





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   32375

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

              paid : 15.30

           unpaid : 0

Date of Allotment: 25/05/2007

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515701098	86084215	0
Amount of Issued Share Capital :	1745239296.04	86084215	0
Amount of Paid-up Share Capital :	1745239296.04	86084215	0




Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen
or if your screen hangs, please check the status of your transaction and
your payment from the "Enquiry On Transaction Lodgement" service
available on the BizFile Homepage.**

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/05/2007

[Submit] [Cancel]

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa),
NetsCash, eNets Debit and ACRA Deposit Service.**



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002307846A

Transaction No.	Company Registration No.	Company Name
C070238119	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



RECEIPT

Receipt No : ACR0000002307846A   Date/Time : 25/05/2007 14:33

Transaction No : C070238119

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,515,701,098	1,745,239,296.04	Before Exercise	20,148,742
Preference Shares*	-	-	Add Exercise 10,000	208,700.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise 1,515,711,098	1,745,447,996.04	After Exercise	20,138,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 25-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$20.87	$208,700.00	
10,000	Total value of shares exercised =	$208,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes   ✓
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors    ✓

Place of Meeting : *

   * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's   ✓

Description : *
(max 2000 characters)



Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

      Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000   ✓
                      /

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

        paid : 20.87   ✓

    unpaid : 0

  Date of Allotment: 25/05/2007   ✓

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515711098	86084215	0
Amount of Issued Share Capital :	1745447996.04	86084215	0
Amount of Paid-up Share Capital :	1745447996.04	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :
⦿ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   25/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002307897A

Transaction No.	**Company Registration No.**	**Company Name**
C070238178	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307897A   Date/Time : 25/05/2007 14:43

Transaction No : C070238178   Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,515,711,098	1,745,447,996.04	Before Exercise	20,138,742
Preference Shares*	-	-	Add Exercise 5,000	111,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,515,716,098	1,745,559,646.04	After Exercise	20,133,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 25-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$22.33	$111,650.00	
5,000	Total value of shares exercised =	$111,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes ✓
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors · ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's · ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000 ✓

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   22.33 ✓

unpaid :   0 ✓

Date of Allotment: 25/05/2007 ✓

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515716098	86084215	0
Amount of Issued Share Capital :	1745559646.04	86084215	0
Amount of Paid-up Share Capital :	1745559646.04	86084215	0



| HOME | LOGOUT |



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⊙ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 25/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002307922A

Transaction No.	**Company Registration No.**	**Company Name**
C070238205	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002307922A   Date/Time : 25/05/2007 14:51

Transaction No   : C070238205   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,716,098	1,745,559,646.04	Before Exercise	20,133,742
Preference Shares*	-	-	Add Exercise		14,000	247,800.00	Less Exercise	(14,000)
Preference Shares #	-	-	After Exercise		1,515,730,098	1,745,807,446.04	After Exercise	20,119,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 25-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,000	$17.70	$247,800.00	
14,000	Total value of shares exercised =	$247,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes   ✓
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors · ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's · ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14000 ✓

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

            paid : 17.70 ✓

         unpaid : 0   ✓

Date of Allotment: 25/05/2007   ✓

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,730,098	86084215	0
Amount of Issued Share Capital :	1,745,807,446.04	86084215	0
Amount of Paid-up Share Capital :	1,745,807,446.04	86084215	0

 
Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⊙ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 25/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002307940A

Transaction No.	Company Registration No.	Company Name
C070238226	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307940A	Date/Time : 25/05/2007 14:55
Transaction No : C070238226	Print
Agency : RCB - RCB	
Application : BIZFILE PAYMENT SERVICE	
Paid via : Deposit Service Account	
EP Ref No :	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,730,098	1,745,807,446.04	Before Exercise	20,119,742
Preference Shares*	-	-	Add Exercise	15,000	220,950.00	Less Exercise	(15,000)
Preference Shares #	-	-	After Exercise	1,515,745,098	1,746,028,396.04	After Exercise	20,104,742

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   :

Name   : Sherylene Wang

Designation   : Vice President

Date   :   25-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes   ✔
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ·   ✔

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ·   ✔

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   15000 ✔
/

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73 ✔

unpaid : 0 ✔

Date of Allotment: 25/05/2007 ✔

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,515,745,098**	**86084215**	**0**
Amount of Issued Share Capital :	**1,746,028,396.04**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1,746,028,396.04**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	, 10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002307959A

Transaction No.	**Company Registration No.**	**Company Name**
C070238246	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002307959A	Date/Time : 25/05/2007 15:00
Transaction No	: C070238246	

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,600 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,745,098	1,746,028,396.04	Before Exercise	20,104,742
Preference Shares*	-	-	Add Exercise	12,600	131,040.00	Less Exercise	(12,600)
Preference Shares #	-	-	After Exercise	1,515,757,698	1,746,159,436.04	After Exercise	20,092,142

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 25-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,600	$10.40	$131,040.00	
12,600	Total value of shares exercised =	$131,040.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes ✓
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors   ·· ✔

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's   · ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution Share payable in cash **For a consideration other than cash** Share Capital/Allotees' Particulars Shareholders list after the allotment **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12600 ✓

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

        paid : 10.40   ✓

        unpaid : 0   ✓

Date of Allotment: 25/05/2007   ✓

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515757698	86084215	0
Amount of Issued Share Capital :	1746159436.04	86084215	0
Amount of Paid-up Share Capital :	1746159436.04	86084215	0





HOME | LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002307982A

Transaction No.	**Company Registration No.**	**Company Name**
C070238273	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307982A   Date/Time : 25/05/2007 15:04

Transaction No : C070238273

[Print]

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$			
Ordinary Shares	-	-	Before Exercise	1,515,757,698	1,746,159,436.04	Before Exercise	20,092,142
Preference Shares*	-	-	Add Exercise	20,000	294,600.00	Less Exercise	(20,000)
Preference Shares #	-	-	After Exercise	1,515,777,698	1,746,454,036.04	After Exercise	20,072,142

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   25-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$14.73	$294,600.00	
20,000	Total value of shares exercised =	$294,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes ✔
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ·   ✔

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ·   ✔

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 20000 ✓

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73 ✓

unpaid : 0 ✓

Date of Allotment: 25/05/2007 ✓

Save   Delete   Reset   Back





| | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515777698	86084215	0
Amount of Issued Share Capital :	1746454036.04	86084215	0
Amount of Paid-up Share Capital :	1746454036.04	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002308732A

Transaction No.	**Company Registration No.**	**Company Name**
C070239166	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002308732A	Date/Time : 25/05/2007 17:38

Transaction
No   : C070239166

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

May 17, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,414,896	1,741,149,473.84	Before Exercise	20,434,944
Preference Shares*	-	-	Add Exercise	2,000	30,600.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,416,896	1,741,180,073.84	After Exercise	20,432,944

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :   _____

Designation   :   Vice President   Date   :   17-May-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 17/05/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515416896	86084215	0
Amount of Issued Share Capital :	1741180073.84	86084215	0
Amount of Paid-up Share Capital :	1741180073.84	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294246A

Transaction No.	**Company Registration No.**	**Company Name**
C070222811	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294246A   Date/Time : 17/05/2007 18:23

Transaction
No   : C070222811

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,639.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,416,896	1,741,180,073.84	Before Exercise 20,432,944
Preference Shares*	-	-	Add Exercise	4,000	83,480.00	Less Exercise (4,000)
Preference Shares #	-	-	After Exercise	1,515,420,896	1,741,263,553.84	After Exercise 20,428,944

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   17-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$20.87	$83,480.00 /	
4,000	Total value of shares exercised =	$83,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares   [Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-   [Browse...]
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   **For a consideration other than cash**   Share Capital/Allotees' Particulars   Shareholders list after the allotment   **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

                paid :   20.87

              unpaid :   0

Date of Allotment: 17/05/2007

Save   Delete   Reset   Back





HOME   LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1515420896   86084215   0

Amount of Issued Share Capital : 1741263553.84 86084215   0

Amount of Paid-up Share Capital : 1741263553.84 86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294262A

Transaction No.	Company Registration No.	Company Name
C070222829	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002294262A   Date/Time : 17/05/2007 18:26

Transaction : C070222829   [Print]
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,629.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,420,896	1,741,263,553.84	Before Exercise	20,428,944
Preference Shares*	-	-	Add Exercise	2,000	44,660.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,515,422,896	1,741,308,213.84	After Exercise	20,426,944

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 17-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$22.33	$44,660.00	
2,000	Total value of shares exercised =	$44,660.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





	HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI

☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

☐ HA9016000 / LEUNG CHUN YING

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 17/05/2007

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515422896	86084215	0
Amount of Issued Share Capital :	1741308213.84	86084215	0
Amount of Paid-up Share Capital :	1741308213.84	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                                        ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   17/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294268A

Transaction No.	**Company Registration No.**	**Company Name**
C070222834	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294268A

Date/Time : 17/05/2007 18:29

Transaction No : C070222834

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,619.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,422,896	1,741,308,213.84	Before Exercise	20,426,944
Preference Shares*	-	-	Add Exercise	14,000	247,800.00	Less Exercise	(14,000)
Preference Shares #	-	-	After Exercise	1,515,436,896	1,741,556,013.84	After Exercise	20,412,944

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 17-May-2007

Designation : Vice President

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,000	$17.70	$247,800.00	
14,000	Total value of shares exercised =	$247,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

. * State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	Share Capital/Allotees' Particulars	Shareholders list after the allotment	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 17/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515436896	86084215	0
Amount of Issued Share Capital :	1741556013.84	86084215	0
Amount of Paid-up Share Capital :	1741556013.84	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294279A

Transaction No.	**Company Registration No.**	**Company Name**
C070222845	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002294279A   Date/Time : 17/05/2007 18:34

Transaction : C070222845   [Print]
No

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,609.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,700 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital Shares	$	Options Granted & Outstanding Shares	
Ordinary Shares	-	-	Before Exercise 1,515,436,896	1,741,556,013.84	Before Exercise	20,412,944
			Add Exercise 2,700	28,080.00	Less Exercise	(2,700)
			After Exercise 1,515,439,596	1,741,584,093.84	After Exercise	20,410,244
Preference Shares*	-	-		N.A.		
Preference Shares #	-	-		N.A.		

3. Outstanding Warrants/TSRs
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 17-May-2007

Designation : Vice President

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,700	$10.40	$28,080.00	
2,700	Total value of shares exercised =	$28,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
If a director/	☐ S0016173Z / KOH BOON HWEE
secretary	☐ S0040556F / GOH GEOK LING
signed the	☐ S0114104Z / HENG LEE CHENG
above,	☐ S0234644C / KWA CHONG SENG
please select	☐ S0820599Z / ANG KONG HUA
accordingly :	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2700

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Date of Allotment: 17/05/2007

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1515439596   86084215   0

Amount of Issued Share Capital :   1741584093.84   86084215   0

Amount of Paid-up Share
Capital :   1741584093.84   86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294283A

Transaction No.	Company Registration No.	Company Name
C070222849	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294283A

Date/Time : 17/05/2007 18:37

Transaction No : C070222849

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,599.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,400 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,439,596	1,741,584,093.84	Before Exercise	20,410,244
Preference Shares*	-	-	Add Exercise	5,400	79,542.00	Less Exercise	(5,400)
Preference Shares #	-	-	After Exercise	1,515,444,996	1,741,663,635.84	After Exercise	20,404,844

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 17-May-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,400	$14.73	$79,542.00	
5,400	Total value of shares exercised =	$79,542.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

Browse...

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5400

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 17/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515444996	86084215	0
Amount of Issued Share Capital :	1741663635.84	86084215	0
Amount of Paid-up Share Capital :	1741663635.84	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002294287A

Transaction No.	**Company Registration No.**	**Company Name**
C070222852	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002294287A   Date/Time : 17/05/2007 18:39

Transaction No   : C070222852   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,589.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,730 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,444,996	1,741,663,635.84	Before Exercise	20,404,844
Preference Shares*	-	-	Add Exercise		2,730	41,141.10	Less Exercise	(2,730)
Preference Shares #	-	-	After Exercise		1,515,447,726	1,741,704,776.94	After Exercise	20,402,114

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 17-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,730	$15.07	$41,141.10	
2,730	Total value of shares exercised =	$41,141.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   _____ (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2730

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   15.07

unpaid : 0

Date of Allotment: 17/05/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515447726	86084215	0
Amount of Issued Share Capital :	1741704776.94	86084215	0
Amount of Paid-up Share Capital :	1741704776.94	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/05/2007


[Submit] [Cancel]


Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS   HOME   LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002294292A

Transaction No.	**Company Registration No.**	**Company Name**
C070222857	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294292A   Date/Time : 17/05/2007 18:41

Transaction No : C070222857   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,579.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



May 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,447,726	1,741,704,776.94	Before Exercise	20,402,114
Preference Shares*	-	-	Add Exercise	3,000	45,900.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,515,450,726	1,741,750,676.94	After Exercise	20,399,114

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang

Designation :   Vice President

Authorised Signature : ....

Date   :   21-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$15.30	$45,900.00	
3,000	Total value of shares exercised =	$45,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



HOME	LOGOUT

Local Company Transactions

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

**filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI

☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

☐ HA9016000 / LEUNG CHUN YING

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 3000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

    paid : 15.30

    unpaid : 0

Date of Allotment: 21/05/2007

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1515450726   86084215   0

Amount of Issued Share Capital : 1741750676.94   86084215   0

Amount of Paid-up Share Capital : 1741750676.94   86084215   0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type : .	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002298587A

Transaction No.	**Company Registration No.**	**Company Name**
C070227699	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002298587A   Date/Time : 21/05/2007 14:30

Transaction No : C070227699 | Print |

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,524.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,450,726	1,741,750,676.94	Before Exercise	20,399,114
Preference Shares*	-	-	Add Exercise	8,600	89,440.00	Less Exercise	(8,600)
Preference Shares #	-	-	After Exercise	1,515,459,326	1,741,840,116.94	After Exercise	20,390,514

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 21-May-2007

Enclosures
- A copy of the *Return of Allotment* filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,600	$10.40	$89,440.00	
8,600	Total value of shares exercised =	$89,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8600

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

    paid : 10.40

    unpaid : 0

Date of Allotment: 21/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515459326	86084215	0
Amount of Issued Share Capital :	1741840116.94	86084215	0
Amount of Paid-up Share Capital :	1741840116.94	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002298596A

Transaction No.	**Company Registration No.**	**Company Name**
C070227710	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002298596A	Date/Time :	21/05/2007 14:33
Transaction No	: C070227710		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,514.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,459,326	1,741,840,116.94	Before Exercise	20,390,514
Preference Shares*	-	-	Add Exercise		5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise		1,515,464,326	1,741,913,766.94	After Exercise	20,385,514

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   21-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares : 5000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 21/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1515464326   86084215   0

Amount of Issued Share Capital : 1741913766.94 86084215   0

Amount of Paid-up Share Capital : 1741913766.94 86084215   0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002298607A

Transaction No.	**Company Registration No.**	**Company Name**
C070227720	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002298607A

Transaction No   : C070227720

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/05/2007 14:35

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,504.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,464,326	1,741,913,766.94	Before Exercise	20,385,514
Preference Shares*	-	-	Add Exercise	10,000	150,700.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise	1,515,474,326	1,742,064,466.94	After Exercise	20,375,514

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Designation : Vice President

Date : 21-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$15.07	$150,700.00	
10,000	Total value of shares exercised =	$150,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000 ╱

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07 ╱

unpaid : 0 ╱

Date of Allotment: 21/05/2007 ╱

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515474326	86084215	0
Amount of Issued Share Capital :	1742064466.94	86084215	0
Amount of Paid-up Share Capital :	1742064466.94	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                         ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   21/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002298624A

Transaction No.	**Company Registration No.**	**Company Name**
C070227740	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002298624A	Date/Time : 21/05/2007 14:37	
Transaction No	: C070227740		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,494.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

 **DBS**

May 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,474,326	1,742,064,466.94	Before Exercise 20,375,514
Preference Shares*	-	-	Add Exercise	1,000	22,330.00	Less Exercise (1,000)
Preference Shares #	-	-	After Exercise	1,515,475,326	1,742,086,796.94	After Exercise 20,374,514

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   22-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$22.33	$22,330.00	
1,000	Total value of shares exercised =	$22,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

*State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 22/05/2007

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515475326	86084215	0
Amount of Issued Share Capital :	1742086796.94	86084215	0
Amount of Paid-up Share Capital :	1742086796.94	86084215	0





HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002300908A

Transaction No.	Company Registration No.	Company Name
C070230332	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002300908A
Transaction No	: C070230332
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/05/2007 14:40

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,439.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,500 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,475,326	1,742,086,796.94	Before Exercise	20,374,514
Preference Shares*	-	-	Add Exercise	3,500	61,950.00	Less Exercise	(3,500)
Preference Shares #	-	-	After Exercise	1,515,478,826	1,742,148,746.94	After Exercise	20,371,014

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 22-May-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,500	$17.70	$61,950.00	
3,500	Total value of shares exercised =	$61,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by sufflxing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





| | | | | | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3500

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

          paid : 17.70

        unpaid : 0

Date of Allotment: 22/05/2007

Save | Delete | Reset | Back



| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515478826	86084215	0
Amount of Issued Share Capital :	1742148746.94	86084215	0
Amount of Paid-up Share Capital :	1742148746.94	86084215	0



HOME | LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/05/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002300917A

Transaction No.	**Company Registration No.**	**Company Name**
C070230344	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002300917A

Transaction No   : C070230344

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 22/05/2007 14:43

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,429.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,478,826	1,742,148,746.94	Before Exercise	20,371,014
Preference Shares*	-	-	Add Exercise	4,000	49,080.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,515,482,826	1,742,197,826.94	After Exercise	20,367,014

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 22-May-2007

Designation : Vice President

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.27	$49,080.00	
4,000	Total value of shares exercised =	$49,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill In this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable In cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Date of Allotment: 22/05/2007

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515482826	86084215	0
Amount of Issued Share Capital :	1742197826.94	86084215	0
Amount of Paid-up Share Capital :	1742197826.94	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002300933A

Transaction No.	Company Registration No.	Company Name
C070230362	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002300933A   Date/Time : 22/05/2007 14:46

Transaction   : C070230362   [Print]
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,419.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise		1,515,482,826	1,742,197,826.94	Before Exercise 20,367,014
Preference Shares*	-	-	Add Exercise		2,600	27,040.00	Less Exercise (2,600)
Preference Shares #	-	-	After Exercise		1,515,485,426	1,742,224,866.94	After Exercise 20,364,414

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : _____

Designation : Vice President   Date : 22-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,600	$10.40	$27,040.00	
2,600	Total value of shares exercised =	$27,040.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act ·

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2600 /
                      /

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

           paid : 10.40 /

         unpaid : 0 /

Date of Allotment: 22/05/2007 /

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515485426	86084215	0
Amount of Issued Share Capital :	1742224866.94	86084215	0
Amount of Paid-up Share Capital :	1742224866.94	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002300942A

Transaction No.   **Company Registration No.**   **Company Name**

C070230372   **199901152M**   **DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002300942A
Transaction No	: C070230372
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/05/2007 14:48

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,409.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,260 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,515,485,426	1,742,224,866.94	Before Exercise	20,364,414
Preference Shares*	-	-	Add Exercise 1,260	18,988.20	Less Exercise	(1,260)
Preference Shares #	-	-	After Exercise 1,515,486,686	1,742,243,855.14	After Exercise	20,363,154

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 22-May-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,260	$15.07	$18,988.20	
1,260	Total value of shares exercised =	$18,988.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	Share Capital/Allotees' Particulars	Shareholders list after the allotment	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1260

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

        paid : 15.07

    unpaid : 0

Date of Allotment: 22/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515486686	86084215	0
Amount of Issued Share Capital :	1742243855.14	86084215	0
Amount of Paid-up Share Capital :	1742243855.14	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 22/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002301041A

Transaction No.	**Company Registration No.**	**Company Name**
C070230482	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002301041A   Date/Time : 22/05/2007 15:12

Transaction : C070230482
No

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,399.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



May 23, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co. Reg. No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,182 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,486,686	1,742,243,855.14	Before Exercise	20,363,154
Preference Shares*	-	-	Add Exercise		5,182	79,284.60	Less Exercise	(5,182)
Preference Shares #	-	-	After Exercise		1,515,491,868	1,742,323,139.74	After Exercise	20,357,972

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-May-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,182	$15.30	$79,284.60	
5,182	Total value of shares exercised =	$79,284.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI
	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5,182

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

          paid : 15.30

       unpaid : 0

Date of Allotment: 23/05/2007

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515491868	86084215	0
Amount of Issued Share Capital :	1742323139.74	86084215	0
Amount of Paid-up Share Capital :	1742323139.74	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                               ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/05/2007

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002303925A

Transaction No.	**Company Registration No.**	**Company Name**
C070233747	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002303925A

Date/Time : 23/05/2007 16:41

Transaction No : C070233747

| Print |

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 26,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,491,868	1,742,323,139.74	Before Exercise	20,357,972
Preference Shares*	-	-	Add Exercise	26,000	460,200.00	Less Exercise	(26,000)
Preference Shares #	-	-	After Exercise	1,515,517,868	1,742,783,339.74	After Exercise	20,331,972

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date :   23-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
26,000	$17.70	$460,200.00	
26,000	Total value of shares exercised =	$460,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   26000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

                paid : 17.70

            unpaid : 0

Date of Allotment: 23/05/2007

Save | Delete | Reset | Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515517868	86084215	0
Amount of Issued Share Capital :	1742783339.74	86084215	0
Amount of Paid-up Share Capital :	1742783339.74	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002303936A

Transaction No.	Company Registration No.	Company Name
C070233762	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002303936A   Date/Time : 23/05/2007 16:43

Transaction No   : C070233762   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,517,868	1,742,783,339.74	Before Exercise	20,331,972
Preference Shares*	-	-	Add Exercise	7,000	103,110.00	Less Exercise	(7,000)
Preference Shares #	-	-	After Exercise	1,515,524,868	1,742,886,449.74	After Exercise	20,324,972

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

              paid : 14.73

          unpaid : 0

Date of Allotment: 23/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515524868	86084215	0
Amount of Issued Share Capital :	1742886449.74	86084215	0
Amount of Paid-up Share Capital :	1742886449.74	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002303952A

Transaction No.	**Company Registration No.**	**Company Name**
C070233778	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002303952A

Date/Time : 23/05/2007 16:46

Print

Transaction No : C070233778

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,524,868	1,742,886,449.74	Before Exercise	20,324,972
Preference Shares*	-	-	Add Exercise	1,600	16,640.00	Less Exercise	(1,600)
Preference Shares #	-	-	After Exercise	1,515,526,468	1,742,903,089.74	After Exercise	20,323,372

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature :

Designation   :   Vice President   Date   :   23-May-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,600	$10.40	$16,640.00	
1,600	Total value of shares exercised =	$16,640.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ·

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ·

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1,600

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

         paid : 10.40

       unpaid : 0

Date of Allotment: 23/05/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515526468	86084215	0
Amount of Issued Share Capital :	1742903089.74	86084215	0
Amount of Paid-up Share Capital :	1742903089.74	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002303969A

Transaction No. **Company Registration No.** **Company Name**
C070233800   199901152M   DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002303969A	Date/Time : 23/05/2007 16:50
Transaction No	: C070233800	

Print

Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,380 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,526,468	1,742,903,089.74	Before Exercise	20,323,372
Preference Shares*	-	-	Add Exercise	3,380	49,787.40	Less Exercise	(3,380)
Preference Shares #	-	-	After Exercise	1,515,529,848	1,742,952,877.14	After Exercise	20,319,992

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   23-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,380	$14.73	$49,787.40	
3,380	Total value of shares exercised =	$49,787.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

[Browse...]

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3380

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

          paid :   14.73

        unpaid :   0

Date of Allotment: 23/05/2007

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515529848	86084215	0
Amount of Issued Share Capital :	1742952877.14	86084215	0
Amount of Paid-up Share Capital :	1742952877.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002304097A

Transaction No.	Company Registration No.	Company Name
C070233921	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002304097A

Transaction No   : C070233921

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 23/05/2007 17:14

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,410 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,529,848	1,742,952,877.14	Before Exercise	20,319,992
Preference Shares*	-	-	Add Exercise	1,410	21,248.70	Less Exercise	(1,410)
Preference Shares #	-	-	After Exercise	1,515,531,258	1,742,974,125.84	After Exercise	20,318,582

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-May-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,410	$15.07	$21,248.70	
1,410	Total value of shares exercised =	$21,248.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ·

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's :

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1410

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 23/05/2007

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515531258	86084215	0
Amount of Issued Share Capital :	1742974125.84	86084215	0
Amount of Paid-up Share Capital :	1742974125.84	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                  ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002304116A

Transaction No.	**Company Registration No.**	**Company Name**
C070233942	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002304116A

Transaction No   : C070233942

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 23/05/2007 17:16

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



May 24, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,425 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,531,258	1,742,974,125.84	Before Exercise	20,318,582
Preference Shares*	-	-	Add Exercise	16,425	251,302.50	Less Exercise	(16,425)
Preference Shares #	-	-	After Exercise	1,515,547,683	1,743,225,428.34	After Exercise	20,302,157

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   :

Name   :   Sherylene Wang

Designation :   Vice President   Date   :   24-May-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,425	$15.30	$251,302.50	
16,425	Total value of shares exercised =	$251,302.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   16425
)

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

       paid : 15.30

    unpaid : 0

Date of Allotment: 24/05/2007

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   For a consideration other than cash   Share Capital/Allotees' Particulars   Shareholders list after the allotment   Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515547683	86084215	0
Amount of Issued Share Capital :	1743225428.34	86084215	0
Amount of Paid-up Share Capital :	1743225428.34	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR00000002305941A

Transaction No.	Company Registration No.	Company Name
C070235945	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002305941A

Transaction No : C070235945

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 24/05/2007 17:11

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,547,683	1,743,225,428.34	Before Exercise	20,302,157
Preference Shares*	-	-	Add Exercise	3,000	62,610.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,515,550,683	1,743,288,038.34	After Exercise	20,299,157

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Date : 24-May-2007

Designation : Vice President

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$20.87	$62,610.00	
3,000	Total value of shares exercised =	$62,610.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ⦿ Yes
in general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 24/05/2007

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1515550683   86084215   0

Amount of Issued Share Capital :   1743288038.34 86084215   0

Amount of Paid-up Share Capital :   1743288038.34 86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002305960A

Transaction No.	Company Registration No.	Company Name
C070235964	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002305960A   Date/Time : 24/05/2007 17:13

Transaction : C070235964
No   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,550,683	1,743,288,038.34	Before Exercise	20,299,157
Preference Shares*	-	-	Add Exercise		1,000	22,330.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise		1,515,551,683	1,743,310,368.34	After Exercise	20,298,157

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$22.33	$22,330.00	
1,000	Total value of shares exercised =	$22,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act ·

The directors have obtained
the approval of the company   ⊙ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ·

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ·

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as   [Browse...]

                                      (Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   22.33

unpaid :   0

Date of Allotment: 24/05/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,551,683	86084215	0
Amount of Issued Share Capital :	1743310368.34	86084215	0
Amount of Paid-up Share Capital :	1743310368.34	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002305989A

Transaction No.	**Company Registration No.**	**Company Name**
C070235996	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002305989A

Date/Time : 24/05/2007 17:18

Transaction No   : C070235996

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,551,683	1,743,310,368.34	Before Exercise	20,298,157
Preference Shares*	-	-	Add Exercise		12,000	212,400.00	Less Exercise	(12,000)
Preference Shares #	-	-	After Exercise		1,515,563,683	1,743,522,768.34	After Exercise	20,286,157

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 24-May-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$17.70	$212,400.00	
12,000	Total value of shares exercised =	$212,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted
herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 25/04/2007

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515563683	86084215	0
Amount of Issued Share Capital :	1743522768.34	86084215	0
Amount of Paid-up Share Capital :	1743522768.34	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	50.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	60.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002306006A

Transaction No.   Company Registration No.   Company Name
C070236016   199901152M   DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306006A   Date/Time : 24/05/2007 17:20

Transaction
No   : C070236016   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	60.00	1	60.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   60.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,563,683	1,743,522,768.34	Before Exercise	20,286,157
Preference Shares*	-	-	Add Exercise	8,000	117,840.00	Less Exercise	(8,000)
Preference Shares #	-	-	After Exercise	1,515,571,683	1,743,640,608.34	After Exercise	20,278,157

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-May-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$14.73	$117,840.00	
8,000	Total value of shares exercised =	$117,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act ⁎

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8000

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 24/05/2007

Save | Delete | Reset | Back





| | | | HOME | LOGOUT |

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515571683	86084215	0
Amount of Issued Share Capital :	1743640608.34	86084215	0
Amount of Paid-up Share Capital :	1743640608.34	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002306033A

Transaction No.	**Company Registration No.**	**Company Name**
C070236047	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306033A

Transaction No : C070236047

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

Date/Time : 24/05/2007 17:25

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 75,300 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,571,683	1,743,640,608.34	Before Exercise	20,278,157
Preference Shares*	-	-	Add Exercise	75,300	783,120.00	Less Exercise	(75,300)
Preference Shares #	-	-	After Exercise	1,515,646,983	1,744,423,728.34	After Exercise	20,202,857

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
75,300	$10.40	$783,120.00	
75,300	Total value of shares exercised =	$783,120.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company   ◉ Yes
in general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

                * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

         ☐ 093190653 / FRANK WONG KWONG SHING
         ☐ 112914204 / JOHN A. ROSS

If a director/
secretary
signed the
above,
please select
accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above,
please enter
name(s) and
capacity(ies)
or
designation
of person(s)
who signed   (maximum 300 characters)
the
resolution or
the minutes
incorporating
the
resolution or
the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only If share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   75300

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

          paid : 10.40

     unpaid : 0

Date of Allotment: 24/05/2007

Save | Delete | Reset | Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515646983	86084215	0
Amount of Issued Share Capital :	1744423728.34	86084215	0
Amount of Paid-up Share Capital :	1744423728.34	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002306050A

Transaction No.	**Company Registration No.**	**Company Name**
C070236067	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002306050A

Date/Time : 24/05/2007 17:27

Transaction No   : C070236067

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,740 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,515,646,983	1,744,423,728.34	Before Exercise	20,202,857
Preference Shares*	-	-	Add Exercise	21,740	320,230.20	Less Exercise	(21,740)
Preference Shares #	-	-	After Exercise	1,515,668,723	1,744,743,958.54	After Exercise	20,181,117

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : _____

Designation : Vice President   Date : 24-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,740	$14.73	$320,230.20	
21,740	Total value of shares exercised =	$320,230.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company ⊙ Yes
in general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar
issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   21740

Amount paid and/or
unpaid on each
share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid : 0

Date of Allotment: 24/05/2007

Save   Delete   Reset   Back



HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1515668723	86084215	0
Amount of Issued Share Capital :	1744743958.54	86084215	0
Amount of Paid-up Share Capital :	1744743958.54	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002306065A

Transaction No.	Company Registration No.	Company Name
C070236084	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306065A	Date/Time : 24/05/2007 17:29
Transaction No : C070236084	Print
Agency : RCB - RCB	
Application : BIZFILE PAYMENT SERVICE	
Paid via : Deposit Service Account	
EP Ref No :	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

May 30, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-1B-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	-	Before Exercise	1,515,904,178	1,748,370,186.64	Before Exercise	19,945,662
Preference Shares*	-	-	-	Add Exercise	2,000	44,660.00	Less Exercise	(2,000)
Preference Shares #	-	-	-	After Exercise	1,515,906,178	1,748,414,846.64	After Exercise	19,943,662

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 30-May-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$22.33	$44,660.00	
2,000	Total value of shares exercised =	$44,660.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

_____

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐S14824212 / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 30/05/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,515,906,178**	**66595810**	**0**
Amount of Issued Share Capital :	**1,748,414,846.64**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1,748,414,846.64**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002315858A

Transaction No.	**Company Registration No.**	**Company Name**
C070247826	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No : ACR000002315858A

Transaction No : C070247826

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 30/05/2007 15:42

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 980.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,906,178	1,748,414,846.64	Before Exercise	19,943,662
Preference Shares*	-	-	Add Exercise	14,000	247,800.00	Less Exercise	(14,000)
Preference Shares #	-	-	After Exercise	1,515,920,178	1,748,662,646.64	After Exercise	19,929,662

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   :

Name   :   Sherylene Wang

Designation   :   Vice President

Date   :   30-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,000	$17.70	$247,800.00	
14,000	Total value of shares exercised =	$247,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

· Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors [·]

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's · ·

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 30/05/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,515,920,178	66595810	0
Amount of Issued Share Capital :	1,748,662,646.64	66595810	0
Amount of Paid-up Share Capital :	1,748,662,646.64	66595810	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                        ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   30/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002315877A

Transaction No.	**Company Registration No.**	**Company Name**
C070247849	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002315877A

Date/Time : 30/05/2007 15:46

Transaction No : C070247849

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 970.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,500 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,920,178	1,748,662,646.64	Before Exercise	19,929,662
Preference Shares*	-	-	Add Exercise	8,500	104,295.00	Less Exercise	(8,500)
Preference Shares #	-	-	After Exercise	1,515,928,678	1,748,766,941.64	After Exercise	19,921,162

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 30-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,500	$12.27	$104,295.00	
8,500	Total value of shares exercised =	$104,295.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes ╱
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ╱

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S26229831 / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8500

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Date of Allotment: 30/05/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,515,928,678**	**66595810**	**0**
Amount of Issued Share Capital :	**1748766941.64**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1748766941.64**	**66595810**	**0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/05/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002315915A

Transaction No.	Company Registration No.	Company Name
C070247887	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002315915A	Date/Time : 30/05/2007 15:52
Transaction No	: C070247887	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 960.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,928,678	1,748,766,941.64	Before Exercise	19,921,162
Preference Shares*	-	-	Add Exercise	1,000	14,730.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,515,929,678	1,748,781,671.64	After Exercise	19,920,162

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 30-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes ✓
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or   ⟨
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

. Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only If share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   1000

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 30/05/2007

| Save | Delete | Reset | Back |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1,515,929,678   66595810   0**

Amount of Issued Share Capital : **1,748,781,671.64 66595810   0**

Amount of Paid-up Share Capital :   **1,748,781,671.64 66595810   0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002315938A

Transaction No.	**Company Registration No.**	**Company Name**
C070247913	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002315938A
Transaction No	: C070247913
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/05/2007 15:55

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 950.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,400 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,515,929,678	1,748,781,671.64	Before Exercise	19,920,162
Preference Shares*	-	-	Add Exercise		5,400	56,160.00	Less Exercise	(5,400)
Preference Shares #	-	-	After Exercise		1,515,935,078	1,748,837,831.64	After Exercise	19,914,762

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   30-May-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,400	$10.40	$56,160.00	
5,400	Total value of shares exercised =	$56,160.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5400

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 30/05/2007

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary Preference Others

Number of Shares : **1515935078** **66595810** **0**

Amount of Issued Share Capital : **1748837831.64 66595810** **0**

Amount of Paid-up Share Capital : **1748837831.64 66595810** **0**

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                                     ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   30/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR00000002315957A

Transaction No.	**Company Registration No.**	**Company Name**
C070247936	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR000002315957A

Date/Time : 30/05/2007 15:59

Print

Transaction No   : C070247936

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 940.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,300 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,515,935,078	1,748,837,831.64	Before Exercise	19,914,762
Preference Shares*	-	-	Add Exercise	3,300	48,609.00	Less Exercise	(3,300)
Preference Shares #	-	-	After Exercise	1,515,938,378	1,748,886,440.64	After Exercise	19,911,462

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   30-May-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,300	$14.73	$48,609.00	
3,300	Total value of shares exercised =	$48,609.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors [ ]

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG

☐ S14624212 / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a
director / secretary signed
the above, please enter
name(s) and capacity(ies)
or designation of person(s)
who signed the resolution or
the minutes incorporating   (maximum 300 characters)
the resolution or the written
resolution :

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the
best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3300

Amount paid and/or unpaid
on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 30/05/2007

Save   Delete   Reset   Back

HOME **LOGOUT**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,515,938,378**	**66595810**	**0**
Amount of Issued Share Capital :	**1,748,886,440.64**	**66595810**	**0**
Amount of Paid-up Share Capital :	**1,748,886,440.64**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/05/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002315977A

Transaction No.	Company Registration No.	Company Name
C070247965	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

RECEIPT

Receipt No	: ACR000002315977A
Transaction No	: C070247965
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/05/2007 16:02

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 930.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

END